Exhibit (a)(116)

Interoffice Memo

Airgas, Inc
259 N. Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283
(610) 687-5253 Fax: (610) 687-1052
http://www.airgas.com

To: From: Date:	All Airgas Associates Peter McCausland January 21, 2011
Subject:	Third Quarter 2011 Earnings / Air Products Update

Today we announced our earnings results for the third quarter of fiscal 2011, and I am pleased to report that our business continues to perform well.  Our impressive results are due in large part to your hard work and dedication, as well as your consistent focus on safely exceeding our customers’ expectations each and every day.

Earnings Highlights

In our third fiscal quarter, same-store sales increased 9% and we achieved strong adjusted diluted earnings per share of $0.80,* an increase of 23% over last year.  With the anticipated economic recovery in its early stages, our efforts to enhance efficiencies while growing our business are now paying off.  Given our strong performance and expectations for steady growth, we are on track to outperform our calendar 2012 earnings goal of at least $4.20 per share.

There are many contributing factors to our sales growth.  We are seeing enhanced collaboration between our Regional Companies and our adjacent Business Units to bring the full benefit of the Airgas offering to our customers.  The alignment of our sales and marketing efforts with customer segments is yielding results nationally and locally, in both field and Strategic Accounts sales.  And our focus on improving customer service with Core Strategy II continues to raise the bar, as Airgas associates everywhere employ the “3 C’s” to build existing customer relationships and attract new ones.

I’m very encouraged by the positive attitude that you continue to demonstrate, and I believe that this economic recovery will generate some great prospects for us in packaged, bulk, and on-site gases, as well as across all our hardgoods product lines and service offerings.  The combination of our positive, motivated team with the abundant opportunities on the horizon is a great recipe for success.

Air Products Update

As you know, late last month the Airgas Board of Directors rejected Air Products’ “best and final” $70.00 per share unsolicited tender offer.  The Board’s decision was unanimous — all ten Airgas directors recommend that shareholders NOT tender their shares.  The Board believes that Air Products’ offer is clearly inadequate, a view that is supported by the inadequacy opinions of each of the Board’s three independent financial advisors, including Credit Suisse, which was retained in December.

At the end of this month or early next month, the Delaware Chancery Court is expected to rule on the validity of Airgas’ shareholder rights plan (often called a “poison pill”) — an important element of our corporate governance structure that protects stockholders from an inadequate offer to acquire the company.  As always, we will keep you informed of developments.

Thank you again for your tremendous work this quarter.  I’m very proud of our performance and the outstanding results we consistently deliver for our stockholders, customers, and all stakeholders.

Sincerely,

Peter McCausland

Chief Executive Officer

* See reconciliation of the non-GAAP measure adjusted earnings per diluted share.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm

FORWARD LOOKING STATEMENTS

This communication contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.

Reconciliation of Non-GAAP Financial Measure:  Adjusted Earnings Per Diluted Share

	Three Months Ended
	December 31,	September 30,	December 31,
	2010	2010	2009

Earnings per diluted share	$0.65	$0.78	$0.56

Adjustments to earnings per diluted share:
Costs related to unsolicited takeover attempt	0.13	0.03	—
Losses on the extinguishment of debt	—	0.01	0.05
Multi-employer pension plan withdrawal charges	—	0.01	0.04
One-time interest penalty	0.02	—	—

Adjusted earnings per diluted share	$0.80	$0.83	$0.65